OMV Aktiengesellschaft

OMV Investor News

05012874

November 18, 2005
9.15am (UK time) – 10.15am (CET)

82-3209

OMV in New Zealand: Field Development of Maari Oil Field Approved

- **First oil planned for March/April 2008**
- **Plateau production rate: 35,000 barrel per day (bbl/d)**
- **Strengthening OMV position in New Zealand**

OMV, Central Europe's leading oil and gas group, today announces that the Maari joint venture in which its wholly owned subsidiary OMV New Zealand Ltd. holds a 69% interest has approved the field development plan for the Maari oil field. OMV New Zealand as the operator together with its partners Todd Petroleum Mining Company Ltd., Horizon Oil International Ltd. (a wholly owned subsidiary of Horizon Oil Limited HZN:AU) and Cue Taranaki Pty Ltd. expect first oil for March/April 2008, with an daily plateau production rate of 35,000 bbl.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "This is a major step forward in strengthening our position in one of our international core areas. With the Pohokura gas field development project well underway and now the Maari oil field development being approved, New Zealand is a country where OMV has a high level of development activities."

Daily production rate: 35,000 bbl

The Maari Field was discovered in 1983 and is located in 100m water depth, some 80 kilometers off the South Taranaki coast. Total development costs are estimated to be some USD 360 mn. First oil is targeted for March/April 2008. The field plateau production rate is aimed at 35,000 bbl/d. Current studies estimate the P50 field reserves to be about 50 mn bbl with a field life in excess of 10 years.

Sound development plan

An application for a Petroleum Mining Permit has been submitted to the Ministry of Economic Development. The grant of the permit is anticipated soon. All the major work scopes have been tendered and tender evaluation is nearing completion. The development contracts are expected to be awarded within the next few weeks.

11/30

The development work scope comprises a not-normally manned wellhead platform, a FPSO (Floating Production Storage and Offloading ship) for processing and storing the crude oil, 5 production and 3 water injection wells. All wells will be drilled from a common seabed location with the wellheads located on the fixed wellhead platform for easy access for routine and unplanned well interventions during the field's life. The platform will have spare slots for future platform wells and will provide the facility to tie back any satellite fields.

Balanced International E&P portfolio

OMV owns a balanced international E&P portfolio in 17 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 340,000 boe and the company's reserves approximately 1.4 bn boe.

Background information:

The interests in Maari oil field (PEP 38413)

OMV New Zealand Ltd:	69% (Operator)
Todd Petroleum Mining Company Ltd:	16%
Horizon Oil International Ltd:	10% (a wholly owned subsidiary of Horizon Oil Limited HZN:AU)
Cue Taranaki Pty Ltd:	5%

OMV in Australia and New Zealand

OMV has been active in Australia/New Zealand since 1999. OMV has offices both in Perth, Australia, and in Wellington, New Zealand. In New Zealand, OMV has interests in 6 exploration licenses (offshore/onshore) and in 1 production license (offshore) with a daily production in excess of 5,000 boe/d. Also, another production license has been granted for Pohokura, the biggest non developed gasfield in the country, with production planned to commence mid 2006. In Australia, OMV has interests in 8 exploration licenses (offshore) and in 3 production licenses (offshore) with a daily production of about 1,000 bbl.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approximately EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,457 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Leanne Denman, London, IR	Tel. +44 (20) 7367-5102; e-mail: leanne.denman@cutbitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005

OMV Aktiengesellschaft

OMV Investor News

November 11, 2005
11.15am (UK time) — 10.15am (CET)

OMV Announces Further Exploration Success in Yemen

- **Another promising oil test in Block S2 in central Yemen**
- **Further confirmation of reservoir potential in Block S2**
- **Laying the groundwork for development and commercial assessment**

OMV, Central Europe's leading oil and gas group, today announces another oil discovery in Block S2 (Al Uqlah) in the Shabwa province of Yemen. The OMV operated Al-Nilam-ST1 well, drilled to a total depth of 3,090 meters encountered a 430 meter oil column in fractured basement formation which tested at a stable flow rate of 1,800 bbl/day. The secondary target, tested at a flow rate of 200 bbl/day. This follows the successful test of the Habban-1 well, in the same structure, at a stable flow rate of 500 bbl/day in July 2005. These recent positive results lay the groundwork for assessing the development possibilities and commercial potential of the block.

Block S2 *covers an area of* 2,070 km² *and is located in central western Yemen in close* proximity to Block 2 (Al Mabar) for which OMV has signed a Production Sharing Agreement on July 13, 2005.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "This further success in Yemen fits to our strategy to increase our exploration activities in our core regions. The positive test results further strengthen our position in Yemen. We are currently assessing the full potential of Block S2."

Balanced International E&P Portfolio
OMV owns a balanced international E&P portfolio in 17 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is about 340,000 boe/d, and the company's reserves approximately 1.4 bn boe.

Background information:

The interests in Block S2

OMV (Yemen Block S2) Exploration GmbH:	44.0%
Sinopec of China:	37.5%
The Yemen General Corporation for Oil & Gas:	12.5%
The Yemen Resources Limited:	6.0%

OMV in Yemen

OMV has been active in Yemen since the early 1990s. The company has an office in Sana'a, Yemen, with 10 employees, including 3 expatriates.

Block S2 (Al Uqlah) was acquired with the international portfolio of Preussag. OMV assumed operatorship and discovered oil in the Al-Nilam-1 well in 2003. Then, following comprehensive block evaluation in 2004, the Habban-1 oil discovery was drilled in 2005. The Al-Nilam-ST1 successfully tested the potential of the fractured basement in another compartment of the Habban field.

A Production Sharing Agreement (PSA) for Block 2 (Al Mabar) was signed on July 13, 2005. Once the agreement has been ratified by the Parliament of Yemen, OMV will assume operatorship and commence exploration of the block.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,457 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Leanne Denman, London, IR	Tel. +44 (20) 7367-5102; e-mail: leanne.denman@cutbitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005